

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Peter Aronstam
Chief Financial Officer
Immune Therapeutics, Inc.
2431 Aloma Ave, Suite 124
Winter Park, FL. 32792

> **Re: Immune Therapeutics, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed on May 14, 2020**
> **File No. 000-54933**

Dear Mr. Aronstam:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 15. Exhibits, Financial Statement Schedules
Exhibit 32.1, page 67

1. We note that your Chief Financial Officer did not furnish with this filing the certification required by Section 906 of the Sarbanes-Oxley Act. Please file a full amendment to your Form 10-K that includes the entire filing, as well as currently dated Section 906 certifications and Section 302 certifications from both of your certifying officers.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891, or in his absence, Terence O'

Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences